82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

02042151

June 11, 2002

02 JUN 20 AM 11:11

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

To Whom it May Concern:

RE: African Metals Corporation (the "Company")
Special General Meeting

Enclosed please find one copy of the Company's required materials for the Special General Meeting (Notice of Meeting, Information Circular, Form of Proxy and Annual Return Card).

In accordance with National Policy 41, the Special General Meeting materials were mailed to our shareholders on June 10, 2002.

Yours truly,

AFRICAN METALS CORPORATION

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Karen Nestoruk
Corporate Secretary

/kn
enclosure

dlw 7/3

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Special General Meeting of the shareholders of African Metals Corporation (the "Corporation") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on July 15, 2002, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

(1) The disposition of Ghanaian assets in exchange for 1,500,000 shares of the Corporation's stock, and

(2) To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 6th day of June, 2002.

BY ORDER OF THE BOARD

"Signed"
Willis W. Osborne
President & Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

INFORMATION CIRCULAR

(As at June 6, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of **African Metals Corporation** (the "Corporation") for use at the Special General Meeting (the "Meeting") of shareholders of the Corporation to be held on July 15, 2002 and at any adjournments thereof. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained for that purpose. **The cost of solicitation will be borne by the Corporation.**

EXERCISE OF VOTE BY PROXY

Common shares of the Corporation represented by properly executed proxies in the accompanying form will be voted or withheld from voting in accordance with the instructions of the member (the "shareholder") (on any ballot that may be called for) and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by proxies will be voted accordingly.

If no choice is specified and one of the persons designated in the accompanying form of proxy is appointed the proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders in the enclosed form of proxy for the Meeting are directors or officers of the Corporation.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. To exercise this right the shareholder must strike out the names of the persons designated in the accompanying form of proxy and insert the desired person's name in the blank space provided or execute a proxy in a form similar to the enclosed form.

Completed forms of proxy must be received at the corporate offices of the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCABILITY OF PROXY

Any shareholder returning the enclosed form of proxy may revoke the same at any time provided it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value, of which 12,508,620 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on the record date, June 7, 2002, will be entitled to receive notice of and vote at the Meeting. The Corporation has only one class of shares.

The resolutions to be voted on at the Meeting must be passed by a majority of the votes cast on the resolution.

To the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials" to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with the Corporation's Registrar and Transfer Agent as provided above; or**

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

EXECUTIVE COMPENSATION

The following table sets out the compensation received by the Corporation's executive officers (as defined under British Columbia securities laws), including the chief executive officer and the four most highly compensated other executive officers whose individual total compensation for the most recently completed financial year exceeded $40,000, during the Corporation's three most recently completed financial years. At the end of the most recently completed financial year, the Corporation had one executive officer. Disclosure of compensation paid to the Chief Executive Officer of the Corporation (the "Named Executive Officer") is provided herein for the periods indicated.

Summary of Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Willis W. Osborne President & Director	Feb, 2002	13,500	Nil	Nil	Nil	Nil	Nil	Nil
	2001	$27,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	$25,000	Nil	Nil	240,000	Nil	Nil	Nil
	1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The Corporation may grant, pursuant to the policies of the TSX Venture Exchange, stock options to its directors and employees or to employees of a subsidiary or of a company providing management services to the Corporation, in consideration of them providing their services to the Corporation. The number of shares subject to each option is determined by the Corporation's Board of Directors within the guidelines established by such regulatory authority. The options enable such persons to purchase shares of the Corporation at a price fixed pursuant to the rules of such regulatory body.

The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director or employee of the Corporation or within a period of not more than 30 days after ceasing to be a director or employee or, if the optionee dies, within one year from the date of the optionee's death. The options are exercisable by the optionee giving the Corporation notice and payment of the

exercise price for the number of shares to be acquired. The agreements further provide that shareholder approval will be obtained prior to the exercise of options granted to insiders.

The Corporation did not grant any new options to purchase common shares or stock appreciation rights ("SARS") during the most recently completed financial year to the Corporation's Named Executive Officer.

Aggregated Options/SAR Exercises in Last Financial Year
<u>and Financial Year-End Option/SAR Values and up to the last quarter</u>

Name	Securities Acquired on Exercise (#)	Aggregate Value② Realized	Unexercised Options/SAR's at end of Financial Year and up to the last quarter(#) Exercisable/Unexercisable	Value* of Unexercised In-the-Money Options/SAR's at end of Financial Year and up to the last quarter($) Exercisable/Unexercisable
Swiftcurrent Ventures Ltd. ①	323,500	$2,180.00	129,500	$5,180.00

① Swiftcurrent Ventures Ltd. is a private company wholly owned by Willis W. Osborne.

② Value is calculated based on the difference between the market price on the date of exercise and the exercise price.

Option/Stock Appreciation Rights ("SAR")
<u>Grants During the Most Recently Completed Financial Year and up to the last quarter</u>

The following table sets forth stock options granted during the most recently completed financial year to the Named Executive Officer.

Name	Securities Under Options/SAR Granted	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Swiftcurrent Ventures Ltd. ①	200,000	$0.25	$0.25	July 13, 2001	July 13, 2006

① Swiftcurrent Ventures Ltd. is a private company wholly owned by Willis W. Osborne.

Stock options are a significant component of the compensation received by the Named Executive Officer and other officers of the Corporation and serve to provide incentive to such individuals to act in the best interests of the Corporation and its shareholders.

<u>Other</u>

No other compensation was paid by the Corporation to the Named Executive Officer during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full-time employees.

<u>Contracts with Named Executive Officers</u>

The Corporation has no contract with its Named Executive Officer. The Named Executive Officer is paid consulting fees for services rendered on a month to month basis. The Corporation has no plan or arrangement in respect of payments to be received by any Named Executive Officer to compensate such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

<u>Compensation of Directors</u>

The following table sets out the compensation received by the Corporation's directors (as defined under British Columbia securities laws) during the most recently completed financial year and up to the last quarter.

Name And Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Michael F. Bolton Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Franklin Russell Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2000	Nil	Nil	Nil	62,500	Nil	Nil	Nil

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No officers of the Corporation received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year except as disclosed herein.

The Corporation does not have a Pension Plan or Retirement Plan.

INDEBTEDNESS TO CORPORATION OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Corporation or any of its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Frank Russell is an owner of Prospect Settlement, the company to which the Corporation is selling its interest in the Ghanaian assets. This trancaction is to be voted on by shareholders using facts from this Information Circular.

Franklin Russell is a major shareholder in Valico Corp., which provides office services and accommodation to the Corporation in Ghana.

MANAGEMENT CONTRACTS

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or senior officers of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTER TO BE ACTED UPON

Except in their capacity as shareholders of the Corporation, no director or senior officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a) Disposition of Ghanaian assets

On August 2, 2001 the Corporation announced the disposition of Ghanaian assets in exchange for 1,500,000 shares of the Corporation's stock, which will be returned to treasury. The Ghanaian assets include an 85% interest in Nkroful Mining Ltd., a Ghanaian company, and a 100% interest in Union Mining, an Irish company. Nkroful Mining owns the Nkroful property, and Union Mining holds a 100% interest in the Dugu and Karamenga concessions, a mill and the right to operate a gold recovery mill on the Shiega Small Scale Mining area. The agreement is between the Corporation and Prospect Settlement, a Monaco company which is owned by Gerrit Bouman and Patrick Alan Johns of the United Kingdom and Frank Russell of Ghana. Frank Russell is also a Director of the Corporation.

To originally acquire the assets, the Corporation issued 5,000,000 shares. Following the issuance of shares the Corporation's capital was consolidated on a 1 for 2 basis.

Nkroful Property

The Nkroful property, located in southwestern Ghana, consists of three license areas comprising a total of 79.04 sq km. At the time of the Corporation's acquisition, SAMAX Gold Inc. had an option to acquire a 65% interest in the property. Following the Corporation's acquisition of Union – Nkroful, SAMAX completed a drill program on the Bokrobo prospect with very encouraging intersections of gold. A subsequent drill program was later completed with disappointing results that showed the gold mineralization to be weakening laterally and to depth. Ashanti Goldfields next acquired SAMAX and took over the option. Ashanti completed a soil sample program on the western part of the property. The results were below expectations, and in late 2001, Ashanti dropped the property.

Karamenga and Dugu Licenses

The Karamenga and Dugu licenses are adjoining properties, located in northern Ghana. The properties have an area of 140 sq km and 334 sq km respectively. In 1997, a program of rock and soil sampling and geological mapping was carried out. The final report was not very encouraging.

Shiega Small-Scale Mining Area

The Shiega small-scale mining area is located in north central Ghana. The area is approximately 65 sq km and is broken up into small 175 acre blocks made available to hand miners. Small-scale mining activities by 1997 had identified two mineralized prospects that consist of shear zones with quartz veinlets.

At the time of the Union takeover by the Corporation, Union had moved its mill from Nkroful to the Shiega area. The idea was to sign an operating agreement on a number of small blocks and proceed to mine and treat the material with the mill. At the time of the operation, twelve 175-acre blocks had been acquired.

The operation ran for about a month in the summer of 1998. Little gold was recovered. It was found that the mineralization consisted of small, discrete quartz veins with gold mineralization. The operation was terminated in August, 1998. The operating agreements have long since expired.

The Mill

The equipment was entered into the books of the Corporation in 1998 at $542,853. It has since depreciated to $312,503. A sales engineer from Multi Tech was sent to evaluate the equipment. He valued the current market price of the equipment at $11,500. It must be kept in mind that the industry has sustained a severe recession, consequently the market value of mining equipment has dropped substantially. It would cost a great deal more to replace the equipment.

African Metals Corporation Perspective

When the offer was made by the original Union – Nkroful shareholders to re-acquire those companies for 1.5 million shares of the Corporation's stock, management considered it to be an excellent opportunity to reduce the number of issued shares to better position the Corporation for future financing and acquisitions. The main assets are the Nkroful property and the mill.

The Nkroful property is at a state where work is necessary to keep it in good standing. It has been explored extensively to the point where the odds of finding a minerable deposit have been lowered significantly. The Bokrobo prospect is at the point where it can be classified as an interesting mineral occurrence, but more drilling is needed to bring it to the level of a mineral resource, and there is some question as to whether it is even possible to bring it to that level. It would require funding, which is very difficult to find under the current conditions, and it is hard to see how inside drilling on the Bokrobo prospect would attract investors attention. In the Lenguekoto concession in Mali, the Corporation holds relatively an unexplored property that has potential for new discoveries, which could attract the attention of investors who would provide new financing.

The Union – Nkroful group envisions moving the mill down to the Nkroful property and starting to mine and mill ore. It would be a very small operation. If the Corporation were to undertake this operation, it would have to prove up a mineable deposit by drilling at a considerable cost with a low probability of success. Then there would be the cost of moving the mill and putting it into operating order. It is thought that the potential value to the shareholders has a much better chance of enhancement through the exploration of the Lenguekoto concessions and the acquisition of new concessions.

(b) Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

Dated this 6th day of June, 2002

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President/CEO/CFO

"Michael F. Bolton"
Michael F. Bolton
Director

African Metals Corporation

(the "Corporation")

Supplemental Mailing List

RETURN CARD

AFRICAN METALS CORPORATION

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to the Corporation at Suite 515, 475 Howe Street, Vancouver, British Columbia, CANADA V6C 2B3 OR send by fax to 604-684-5854.

Name: ______________________________

Address: ______________________________

City: ______________________________

Province/State: ______________ **Postal/Zip Code:** ______________

Telephone: ______________ **Facsimile:** ______________

E-Mail: ______________

Number of Shares Beneficially Owned: ______________________________

The undersigned hereby certifies that he/she is the owner of securities of African Metals Corporation, and requests that he/she be placed on the Corporation's supplemental Mailing List to receive its interim financial statements.

DATED: ______________________________**, 2002.**

Please return this document along with your proxy in the enclosed envelope. **As the list will be updated each year, a return card will be required annually in order to remain on the list.**

African Metals Corporation

PROXY

Special General Meeting – July 15, 2002

Type of Meeting:	**SPECIAL GENERAL MEETING**	Meeting Date/Time:	**JULY 15, 2002, 2:00 PM (Vancouver Time)**
Name of Company:	**AFRICAN METALS CORPORATION**	Meeting Location:	**10th Floor, 595 Howe Street, Vancouver, British Columbia**

The undersigned member of **AFRICAN METALS CORPORATION** (the "Corporation") hereby appoints Willis W. Osborne, President of the Corporation, or, failing this person, Michael F. Bolton, Director of the Corporation, or in place of the foregoing, ______________________________ as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof:

To be represented at the meeting, this proxy form must be received at the corporate offices of the Corporation by mail or by fax no later than forty-eight ("48") hours, excluding Saturdays and Holidays, prior to the time of the meeting. The mailing address of the Corporation is Suite 515 475 Howe Street, Vancouver, BC, V6C 2B3 and its fax number is 604-684-4100.

Affix Label Here

Name of Proxy Holder:

Address of Proxy Holder:

Number of Securities Represented by Proxy:

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ______________________________

Date: ______________________________, 2002

RESOLUTIONS (for complete details see the enclosed notice of meeting & information circular)

	Resolution	For	Against
1.	The disposition of Ghanaian assets in exchange for 1,500,000 shares of the Corporation's stock, and	______	______
2.	To transact such other business as may properly come before the meeting:	______	______

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. **If someone other than the Member of the Corporation signs this proxy form** on behalf of the named Member of the Corporation, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the Member, it shall be deemed to be dated the date on which it is mailed.

3. (i) ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person,*** please register your attendance with the Corporation's scrutineers at the Meeting.

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** the Member can ***appoint another person***, who need not be a Member of the Corporation, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Corporation's scrutineers at the Meeting and revoke the proxy form in writing.